October 19, 2011


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 805
                  Precious Metals & Miners Portfolio, Series 1
                              File No. 333-174875
                 ---------------------------------------------

Dear Mr. Bartz:

     This letter is in response to the questions and comments that you raised during our telephone conversation on October 18, 2011 regarding the registration statement on Form S-6 for the Guggenheim Defined Portfolios, Series 805, filed with the Securities and Exchange Commission (the "Commission") on June 14, 2011. The registration statement offers the Precious Metals & Miners Portfolio, Series 1 (the "Trust"). This letter serves to respond to your comments.

Comment 1

     Please add disclosure to the "Principal Investment Strategy" section in the Prospectus that describes the exchange-traded funds ("ETFs") in the Trust's portfolio as investing "substantially all of their assets" in physical precious metals such as gold, silver and platinum.

Response to Comment 1

     The Prospectus has been revised to include this disclosure.

Comment 2

     Under the heading "Principal Investment Strategy" in the Prospectus, please indicate that certain of the common stocks included in the Trust are issued by companies located in emerging markets and that certain of the common stocks included in the Trust are issued by small-capitalization and mid-capitalization companies.

Response to Comment 2

     The following disclosure has been added to the "Principal Investment Strategy" section of the Prospectus:


     "Certain of the common stocks included in the trust are issued by companies headquartered or incorporated in countries considered to be emerging markets. Please see "Principal Risks" and "Investment Risks" for additional information concerning the risks associated with investing in foreign securities and emerging markets."

     Certain of the common stocks included in the trust are issued by small-capitalization and mid-capitalization companies. Please see "Principal Risks" and "Investment Risks" for additional information concerning the risks associated with investing in small and mid-cap companies."

Comment 3

     Please revise the risk disclosure under "Principal Risks" so that the disclosure describing the risks associated with investing in the basic materials sector appears earlier in the "Principal Risks" section.

Response to Comment 3

     The Prospectus has been revised to include this disclosure.

     In addition to these changes to the Prospectus, the sponsor of the Trust has slightly altered the security selection parameters from those described in the initial filing of the registration statement. Specifically, in the last paragraph under the heading "Security Selection," the sponsor has changed the percentage of precious metals ETFs in the Trust portfolio from approximately 60% to approximately 50%, and changed the percentage of common stocks of precious metal mining companies in the Trust portfolio from approximately 40% to approximately 50%. The sponsor has also eliminated the selection criteria limiting the Trust portfolio to a maximum of 40% in any single primary metal, country of domicile, or local currency.

     Please call me at (312) 845-3418 if you have any questions or issues you would like to discuss regarding these matters.

                                                                Sincerely yours,

                                                          Chapman and Cutler LLP

                                                         By: /s/ Mark Czarniecki
                                                                 Mark Czarniecki